UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Mesa Air Group, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

590479

(CUSIP Number)

Richard J. Poulton, Vice President, Chief Financial Officer and Treasurer
AAR CORP., 1100 North Wood Dale Road.
Wood Dale, Illinois 60191
(630-227-2000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages

CUSIP No.: 590479

1.	Name of Reporting Persons AAR CORP.

2.	Check the Appropriate Box if a Member of a Group
	(a)		☐
	(b)		☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	) ) ) ) ) )	7.	Sole Voting Power: 8,739,600

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 8,739,600

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,739,600

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 4.98%

14.	Type of Reporting Person CO

CUSIP No.: 590479

This Amendment No. 3 amends and supplements the Schedule 13D originally filed by AAR CORP. on November 13, 2009 relating to common stock, no par value per share, of Mesa Air Group, Inc.  Except as expressly set forth herein, there have been no changes in the information set forth in the Schedule 13D.

Item 5.                    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)           AAR owns, as of April 20, 2010, 8,739,600 shares of Mesa’s common stock, no par value, which represents 4.98% of the total outstanding shares of common stock, based upon 175,217,249 shares outstanding as of November 4, 2009 as reported by Mesa in its press release dated November 4, 2009.  Ronald R. Fogleman, a director of the Company, owns 200 shares of Mesa’s common stock, no par value, which represents less than one-tenth of one percent of the total outstanding shares as reported by Mesa in its press release dated November 4, 2009.

(b)           AAR has sole voting power and sole dispositive power with respect to the 8,739,600 shares.  Ronald R. Fogleman shares voting and dispositive power with respect to the 200 shares with his wife.

(c)           AAR effected the sale transactions relating to the common stock in the open market between January 12, 2010 (the date that certain Amendment No. 2 to the 13D was filed) and April 20, 2010 as more fully described in Schedule A attached hereto.

(d)           Not applicable.

(e)           AAR ceased to be the beneficial owner of more than 5% of Mesa’s common stock on April 20, 2010.

CUSIP No.: 590479

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 26, 2010
AAR CORP.

	By:	/s/ Richard J. Poulton
Richard J. Poulton
Vice President, Chief Financial Officer and Treasurer

CUSIP No.: 590479

Schedule A

Trade Date	Shares	Price
1/12/2010	34,600	0.0443
	10,900	0.0442
	6,400	0.0441
	17,300	0.0438
	17,300	0.0437
	17,300	0.0433
	10,600	0.0425
	24,000	0.0424
	34,600	0.0423
	51,900	0.0422
	86,500	0.0421
	59,185	0.0420
	12,100	0.0419
	15	0.0418
	22,300	0.0416
	102,500	0.0415
	25,000	0.0413
	54,600	0.0412
	12,900	0.0411
TOTAL	600,000	0.0422

1/26/2010	219,500	0.0620
	77,000	0.0610
	40,500	0.0605
	463,000	0.0600
TOTAL	800,000	0.0607

1/27/2010	30,000	0.0630
	30,000	0.0620
	340,000	0.0610
TOTAL	400,000	0.0612

4/15/2010	23,000	0.1020
	105,000	0.1010
	14,050	0.1001
	107,950	0.1000
TOTAL	250,000	0.1006

4/19/2010	55,000	0.0980
	6,500	0.0950
	10,000	0.0930
	10,000	0.0925
	35,000	0.0910
	35,000	0.0905
	19,000	0.0901
	98,000	0.0900
TOTAL	268,500	0.0922

4/20/2010	41,500	0.0915
	560,000	0.0900
TOTAL	601,500	0.0901